

November 26, 2013

Via E-mail
Michail Zolotas
Chief Executive Officer
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece

**Re: NewLead Holdings Ltd.
Form 6-K
Filed November 6, 2013
File No. 001-32520**

Dear Mr. Zolotas:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with more information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K dated November 6, 2013

1. We note that the Company consulted with EisnerAmper LLP subsequent to the year ending December 2012 on the application of accounting principles to five completed transactions, some of which occurred in 2012 and others in 2013. Please provide us with additional information regarding such advice and EisnerAmper LLP's related consultations. In this regard, tell us: 1) whether EisnerAmper LLP performed any management functions for the Company as a result of such accounting advice related to the 2012 and 2013 transactions, considering the Company's material weakness in maintaining sufficient accounting resources with adequate training in the application of GAAP commensurate with the complexity of such transactions and 2) whether EisnerAmper LLP will find itself auditing its own work and accounting advice related to the January 4, 2013 transaction and/or any of the 2012 transactions.

2. In addition, please provide further details and analysis about each of the five transactions, the accounting for which you consulted EisnerAmper LLP, and explain the basis for the ultimate

accounting for the transaction. Confirm that the accounting for the 2012 transactions as described in the Form 6-K is the accounting reflected in the 2012 financial statements audited by PricewaterhouseCoopers S.A.

3. Please provide us with a supplemental copy of PricewaterhouseCoopers Auditing Company S.A.'s Exhibit 16 letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief